April 13, 2012

VIA EDGAR AND FACSIMILE

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Digital Cinema Destinations Corp.

Registration Statement on Form S-1

File No. 333-178648

Dear Mr. Webb:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus, dated April 9, 2012, was distributed during the period commencing April 10, 2012, through the date hereof as follows:

To Whom Distributed	Number of Copies:
Institutions	298
Other/Retail	909
Total	1,207

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended, be accelerated to 3:00 p.m., Washington, D.C. time on April 16, 2012 or as soon thereafter as practicable.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely yours,

MAXIM GROUP LLC

DOMINICK & DOMINICK LLC

As Representatives of the Underwriters

MAXIM GROUP LLC

By:

    /s/ Clifford Teller

Name: Clifford Teller

Title: Executive Managing Director of Investment Banking

DOMINICK & DOMINICK LLC

By:

    /s/ Michael E. Marrus

Name: Michael E. Marrus

Title: Managing Director, Investment Banking